SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

XETA TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

983909102

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 983909102

1	Names of Reporting Persons I.R.S Identification No. of Above Persons (Entities Only) Deanna K. Ingram

2	Check the Appropriate Box if a Member of a Group **
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 492,579 (see Note 1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 492,579 (see Note 1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 492,579

10	Check if the Aggregate Amount in Row 9 Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 4.8%

12	Type of Reporting Person IN

Item 1(a)	Name of Issuer XETA Technologies, Inc., an Oklahoma corporation.
Item 1(b)	Address of Issuer’s Principal Executive Offices 1814 West Tacoma Street, Broken Arrow, Oklahoma 74012

Item 2(a)	Name of Person Filing Deanna K. Ingram
Item 2(b)	Address or Principal Business Office or, if none, Residence 7215 E. 93rd Street Tulsa, OK 74133
Item 2(c)	Citizenship or Place of Organization United States citizen
Item 2(d)	Title of Class of Securities Common Stock, par value $0.001 per share (the “Common Stock”)
Item 2(e)	CUSIP No.: 983909102

Item 3	N/A

Item 4.	Ownership
	a.	Amount beneficially owned: 492,579**see Note 1 below**
	b.	Percent of class: 4.8%
	c.	Number of shares as to which such person has:
		i.	Sole power to vote or to direct the vote 0
		ii.	Shared power to vote or to direct the vote 492,579**see Note below**
		iii.	Sole power to dispose or to direct the disposition of 0
		iv.	Shared power to dispose or to direct the disposition of 492,579**see Note below**

**Note ** These shares are held in a Family Trust for which Ingram is co-trustee. In that capacity, she shares the power to vote and dispose of the shares with the other co-trustee.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Report on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2010

/s/ Deanna K. Ingram
Deanna K. Ingram

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See Sec. 18 U.S.C. 1001).